Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province, People’s Republic of China 362000

November 17, 2022

Via EDGAR Correspondence

Ms. Alyssa Wall

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed October 7, 2022 File No. 333-264624

Dear Ms. Wall,

This letter is in response to the letter dated October 26, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1

Dilution, page 61

1. We note your disclosure of net tangible book value attributable to shareholders on June 30, 2022 of approximately $1.57 per ordinary share appears to be inconsistent with the amount of total assets ($44,538,000) less intangible assets ($5,808,000) and total liabilities ($5,434,000), divided by the number of total ordinary shares outstanding (22,500,000) at June 30, 2022. Please clarify or revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the Dilution section of the Amended Registration Statement to reflect the correct numbers.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director